Rule 12g3-2(b) File No. 82-34680

January 14, 2009

By Federal Express

U.S. Securities and Exchange Commission

Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

Re: File No. 82-34680/Sumitomo Corporation
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

On behalf of Sumitomo Corporation (the "Company"), I am furnishing herewith the following information pursuant to Rule 12g3-2(b)(1)(iii) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Enclosed herewith please find the following document:

1. Press Release dated January 13, 2009 referring to "Announcement regarding the acquisition of all the shares in a subsidiary(consolidation) of San Cristobal Silver, Zinc and Lead Project in Republic of Bolivia" [English translation].

1/15

This letter, together with the enclosure[s], shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter and the enclosed materials constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me via the enclosed pre-paid Federal Express envelope and label.

Very truly yours,

Koichi Takahata
Corporate Officer,
General Manager, Investor Relations Dept.
Sumitomo Corporation

(Tel:81(3)-5166-3487, Fax: 81(3)-5166-6292).

(This is an English translation of the Japanese original)

2009 JAN 15 A 6:45

January 13, 2009

To whom it may concern

Sumitomo Corporation
Susumu Kato, President and CEO
Code No.8053 Tokyo Stock Exchange, 1st Section
Contact: Hisakazu Suzuki
Corporate Communications Dept.
Tel. +81-3-5166-3089

Announcement regarding the acquisition of all the shares in a subsidiary (consolidation) of San Cristobal Silver, Zinc and Lead Mining Project in Republic of Bolivia

On January 12, 2009, we, Sumitomo Corporation decided to purchase all the shares in Minera San Cristobal S.A. (hereafter "MSC"), thus making MSC a consolidated subsidiary. The details of this share acquisition are as follows:

Details:

1. Reason for the share acquisition
   To develop and operate the project by ourselves.

2. Overview of the acquired company

(1)	Commercial name:	Minera San Cristobal S.A.	
(2)	Company representative:	Jeffrey G. Clevenger	
(3)	Location/address:	Republic of Bolivia, La Paz	
(4)	Date established:	March 1, 2000	
(5)	Type of business:	Development and operation of San Cristobal Silver, Zinc and Lead Mining Project	
(6)	Fiscal year-end:	September	
(7)	Number of employees:	907 (as of September 30, 2008)	
(8)	Site located	Republic of Bolivia, Potosi	
(9)	Total capital:	US$292,238 thousand (2,247.5million Bolivianos)	
(10)	Shares outstanding:	22,475,000	
(11)	Major shareholders	SC Minerals Aktiebolag:	35%
		Apex Silver Mines Sweden AB:	65%

(12) Earnings trends in most recent fiscal periods (Unit: US$ million)

	Fiscal ended September 2008	Fiscal ended September 2007
Sales	325	8
Gross Profit	46	(13)
Operating Profit	(10)	(24)
Ordinary Profit	(54)	(29)
Net Profit	(65)	(31)
Total Assets	1,227	1,106
Shareholders Equity	228	283
Dividends per Share	Nil	Nil

3. Overview of the Seller

(1)	Commercial name:	Apex Silver Mines Sweden AB
(2)	Company representative:	Jeffrey G. Clevenger
(3)	Location/address:	Sweden
(4)	Main type of business:	Development, operation and marketing of San Cristobal Silver, Zinc and Lead Mining Project
(5)	Relationship between Sumitomo Corporation:	Partner of the San Cristobal Project

4. Number of shares, total price and percentage stake before and after the share purchase

(1)	Shares held prior to the purchase:	7,866,250(35% of total shares outstanding)
	(No. of voting shares:	7,866,250)
(2)	Shares purchased:	14,608,750
	(No. of voting shares:	14,608,750)
(3)	Shares held after the purchase:	22,475,000(100%of total shares outstanding)
	(No. of voting shares:	22,475,000)

* Purchase price: US$27.5million (This consists of the shares of MSC along with the shareholder loan and other debts of MSC owing to Apex)

5. Dates of the transaction

January 12, 2009(Scheduled):	Definitive Sales and Purchase Agreement signed
March 31, 2009(Scheduled):	Closing for Definitive Sales and Purchase Agreement (Shares transferred)

6. Future outlook

The business forecast for the fiscal year ended March 2009 is not revised as a result of this transaction.

(Attachment)

- Summary of San Cristobal Silver, Zinc and Lead Mining Project

(End)

<Reference>

Summary of San Cristobal Silver, Zinc and Lead Mining Project

1. Summary of Project

• Ownership	:	Apex Silver Mines Ltd. 65% Sumitomo Corporation 35%
• Location	:	Southwestern part of the Republic of Bolivia, near the Salar of Uyuni. Located at a height of 3,800-4,500 meters above sea level.
• Reserve	:	Ag 14kt, Zn 3.8 Mt, Pb 1.3 Mt
• Average Annual Production	:	Ag 525t, Zn 225kt, Pb 82kt (Commercial Production Started from August 2007)
• Mine Life	:	16 years

2. Location Map



San Cristobal

(end)

END